Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Announces Distribution

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Aug. 14 /CNW/ - Advantage Energy Income Fund ("Advantage")
announces that the cash distribution for the month of August will be $0.20 per
Unit. The distribution represents an annualized yield of 13.1% based on the
August 11, 2006 closing price of $18.34 per Unit.
    The distribution will be payable on September 15, 2006 to Unitholders of record at the close of business on August 31, 2006. The ex-distribution date is August 29. The cash distribution is based on approximately 103.4 million
Units currently outstanding.
    The CDN$0.20 per Unit is equivalent to approximately US$0.18 per Unit if converted using a Canadian/US dollar exchange rate of 1.12. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: please contact: Investor Relations, Toll free:
1-866-393-0393; Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW,
Calgary, Alberta T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web
Site: www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 11:01e 14-AUG-06